**Exhibit 3**

This Form ATS-N amendment is an amendment to Part III, Item 3.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 3.a.

General

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of system usage. Inadequate level of system usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, system and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a customer based on the participant continuing to meet the customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below the minimum assets under management requirement for Members).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their system usage and monitors for patterns of conduct by participants that are adverse to other system users. Examples would be evidence detected by Liquidity Watch that a Member (i) is engaging in manipulative trading activity, or (ii) is disclosing broker block information to a third-party broker. LNI can suspend or terminate a participants participation in the H2O ATS based on such activity.   LNI sales and trading personnel have access to these metrics. LP coverage personnel have access to these metrics for LPs.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers and LPs

When an automated routing customer or LP that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer or LP is automatically blocked from matching or executing in that symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side conditional orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer or LP hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will can block all orders from that automated routing customer or LP for the remainder of the trading day and cancel all orders received by LNI from that customer or LP that are then outstanding.

The purpose of the blocking described above is to address a technical or workflow issue that results in a pattern of excessive firm-up failures.

LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders. LNI sets default configurations for automated routing customers and LPs and can modify them for a specific automated routing customer or LP (for example, based on the overall firm-up rate of the customer or LP). Liquidnet can update the default configurations from time-to-time. Upon request, LNI will notify any Member or customer or LP regarding theits applicable configurations at that time.

Blocks based on firm-up rate

LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Restricting display of broker block opportunities

LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.